SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                     United Restaurant Management, Inc.
                              (Name of Issuer)


                       Common Stock par Value $0.001
                       (Title of Class of Securities)


                                 91137N 302
                               (CUSIP Number)


                              1st Orion Corp.
                          9025 South Oakwood Place
                          West Jordan, Utah 84088
                                801-971-3591
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               June 30, 2009
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91137N 302                                        Page 2 of 5 Pages
                                 SCHEDULE 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     1st Orion Corp.
     20-4542874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)___
     (b)___

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   375,000
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                375,000
PERSON              10   SHARES DISPOSITIVE POWER
WITH                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     375,000
     Effective April 21, 2008, the Issuer effected a twenty-for-one forward split of the outstanding shares of its common stock. Effective April 30, 2009, the Issuer effected a one-for-nine reverse split of its outstanding common stock. The shares set forth in this schedule give effect to these prior stock splits.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7% based on 8,000,000 shares outstanding.

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 91137N 302                                        Page 3 of 5 Pages
                                 SCHEDULE 13D

Item 1.  Security and Issuer

     Common stock, par value $.001
     United Restaurant Management, Inc.
     374 East 400 South
     Suite 3
     Springville, Utah 84663
     (801) 489-9438

Item 2.  Identity and Background

     (a)  1st Orion Corp.
     (b)  9025 South Oakwood Place
          West Jordan, Utah  84088
     (c)  Private investment company
          9025 South Oakwood Place
          West Jordan, Utah  84088
          United States of America
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     In April 2008 1st Orion Corp. purchased 1,777,778 shares of the Issuer for $50,000 using working capital. In October 2008 1st Orion Corp. purchased another 888,888 shares of the Issuer for $100,000 using $15,000 of working capital and issuing a promissory note to the seller for $85,000.

Item 4.  Purpose of Transaction

     The shares were purchased by 1st Orion Corp. as an investment in the Issuer. 1st Orion Corp. has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 91137N 302                                        Page 4 of 5 Pages
                                 SCHEDULE 13D

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) 1st Orion Corp. beneficially owns a total of 375,000 shares representing approximately 4.7% based on 8,000,000 shares outstanding as reported on the 8-K dated June 30, 2009.
     (b) 1st Orion Corp. has sole dispositive power and sole voting power over the 375,000 shares.
     (c) On June 30, 2009, in connection with the closing of a transaction between the Issuer and World Logistics Services, Inc., 1st Orion Corp. cancelled 592,289 of the Issuer's common shares held by 1st Orion. These shares were purchased by the Issuer for $5,331 and returned to the authorized but unissued shares of the Issuer. Also on June 30, 2009, Carey Birmingham and 1st Orion Corp. cancelled their agreement in regard to the sale and purchase of the 888,888 shares acquired in October 2008, for failure to repay the promissory note issued as part of the purchase price for the shares. Subsequent to the closing, 1st Orion Corp. sold 810,489 shares in private transactions to twelve persons for gross proceeds of $12,157.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by 1st Orion Corp.
     (e) As of July 1, 2009, 1st Orion Corp. ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 26, 2009, 1st Orion Corp. entered into an agreement with Carey Birmingham and others to cancel the promissory note issued for the payment of 888,888 shares acquired by 1st Orion Corp. in October 2008. In consideration for cancellation of the unpaid promissory note to Mr. Birmingham, 1st Orion terminated its interest in the 888,888 shares effective June 30, 2009. 1st Orion Corp. also cancelled 592,289 of the 1,777,778 shares acquired from Mr. Birmingham in April 2008. These shares were returned to the Issuer on June 30, 2009, and the Issuer assigned to 1st Orion Corp. $5,331 of a promissory note received on June 30, 2009.

CUSIP No. 91137N 302                                        Page 5 of 5 Pages
                                 SCHEDULE 13D

Item 7.  Material to Be Filed as Exhibits

     Agreement dated June 19, 2009, between the Issuer and World Logistics Services, Inc., copy of which is incorporated by reference to the 8-K filed by the Issuer on July 6, 2009.


                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2009

1st Orion Corporation

By /s/ Laura Lee Madsen
   Laura Lee Madsen, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)